Exhibit 99.1

FULING GLOBAL INC.
SOUTHEAST INDUSTRIAL ZONE, SONGMEN TOWN

WENLING, ZHEJIANG PROVINCE

PEOPLE’S REPUBLIC OF CHINA 317511

PROXY STATEMENT AND NOTICE OF
2017 ANNUAL MEETING OF SHAREHOLDERS

To the shareholders of FULING GLOBAL INC.	October 27, 2017

To our shareholders:

It is my pleasure to invite you to our 2017 Annual Meeting of Shareholders on December 3, 2017, at 10:00 a.m., EST. The meeting will be held at our Allentown location at 6690 Grant Way, Allentown, PA 18106.

The matters to be acted upon at the meeting are described in the Notice of 2017 Annual Meeting of Shareholders and Proxy Statement. At the meeting, we will also report on the Company’s performance and operations during the fiscal year ended December 31, 2016 and respond to shareholder questions.

YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY THE INTERNET, EMAIL, MAIL OR BY FAX. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.

By order of the Board of Directors,

/s/ Guilan Jiang
Guilan Jiang Chair

NOTICE OF 2017 ANNUAL MEETING OF SHAREHOLDERS
FULING GLOBAL INC.

TIME AND DATE:	10:00 a.m., EST, on December 3, 2017

PLACE:	6690 Grant Way, Allentown, PA 18106

ITEMS OF BUSINESS:

(1)	To elect five directors named in the attached Proxy Statement to serve for one-year terms to expire at the 2018 Annual Meeting of Shareholders or until their respective successors are duly elected and qualified;

(2)	To ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017; and

(3)	To transact any other business properly coming before the meeting or any adjournment or postponement thereof.

WHO MAY VOTE:

You may vote if you were a shareholder of record on October 20, 2017.

ANNUAL REPORT:

A copy of our 2016 Annual Report on Form 20-F is enclosed.

DATE OF MAILING:

This notice and the proxy statement are first being mailed to shareholders on or about October 27, 2017.

By order of the Board of Directors,

/s/ Guilan Jiang
Guilan Jiang Chair

IMPORTANT NOTICE REGARDING INTERNET AVAILABILITY OF PROXY MATERIALS

This proxy statement and the 2016 Annual Report to shareholders are available at http://ir.fulingglobal.com/AGM.

ABOUT THE 2017 ANNUAL MEETING OF SHAREHOLDERS

What am I voting on?

You will be voting on the following:

(1)	To elect five directors named in the attached Proxy Statement to serve for one-year terms to expire at the 2018 Annual Meeting of Shareholders or until their respective successors are duly elected and qualified;

(2)	To ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017; and

(3)	To transact any other business properly coming before the meeting or any adjournment or postponement thereof.

Who is entitled to vote?

You may vote if you owned ordinary shares of the Company as of the close of business on October 20, 2017. Each ordinary share is entitled to one vote. As of October 20, 2017, we had 15,756,500 ordinary shares issued and outstanding.

How do I vote before the meeting?

If you are a registered shareholder, meaning that you hold your shares in certificate form, you have four voting options:

(1)	By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;
(2)	By email, by emailing your signed proxy card to vote@vstocktransfer.com;
(3)	By mail, by completing, signing and returning the enclosed proxy card; or
(4)	By fax, by faxing your signed proxy card to 1-646-536-3179.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.

May I vote at the meeting?

If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by email, by mail or by fax.

Can I change my mind after I return my proxy?

You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us by mail before the meeting, (2) voting again over the Internet prior to the time of the meeting, (3) voting again by email or fax prior to the time of the meeting, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.

What if I return my proxy card but do not provide voting instructions?

Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1 and 2 and in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.

What does it mean if I receive more than one proxy card or instruction form?

It indicates that your ordinary shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account on the Internet, by email or by fax, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact your bank or broker and request consolidation.

Will my shares be voted if I do not provide my proxy or instruction form?

If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017 is considered a routine matter for which brokerage firms may vote without specific instructions. However, the election of directors is not considered routine matters for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”

How can I attend the meeting?

The meeting is open to all holders of the Company’s ordinary shares as of October 20, 2017.

May shareholders ask questions at the meeting?

Yes. Representatives of the Company will answer questions of general interest at the end of the meeting.

How many votes must be present to hold the meeting?

Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by Internet, email, mail or fax. In order for us to conduct our meeting, one-third of our outstanding ordinary shares as of October 20, 2017 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting. If a quorum is not present or represented, the Chairman of the meeting or the holders of a majority of the shares of ordinary shares present, either in person or represented by proxy, have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented.

How many votes are needed to approve the Company’s proposals?

Proposal 1.  The nominee receiving the highest number of “For” votes will be elected as a director. This number is called a plurality. Shares not voted will have no impact on the election of the director. The proxy given will be voted “For” the nominee for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2.  The ratification of the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

Is cumulative voting permitted for the election of directors?

No. You may not cumulate your votes for the election of directors.

PROPOSAL ONE
ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)

General

Our Board currently consists of five directors, each serving a one-year term. The existing directors are Ms. Guilan Jiang, Ms. Sujuan Zhu, Mr. Jian Cao, Mr. Hong (Simon) He and Mr. Donald T. Cunningham, Jr. At the 2017 Annual Meeting, the shareholders will vote on the reelection of all of the existing directors. All directors will hold office until our next annual meeting of shareholders, at which time shareholders will vote on the election and qualification of their successors.

All shares duly voted will be voted for the election of directors as specified by the shareholders. No proxy may be voted for more people than the number of nominees listed below. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the election of each of the nominees named below, all of whom are presently directors. If any nominee is unable or declines to serve as a director at the time of the Annual Meeting, although we know of no reason to anticipate that this will occur, the proxies will be voted for any nominee designated by the present Board to fill the vacancy. Shareholders do not have cumulative voting rights in the election of directors.

The following paragraphs set forth information regarding the current ages, positions, and business experience of the nominees.

Nominees for Directors

Ms. Guilan Jiang

Age — 54
Director since 2015

Ms. Jiang has been a member of our board of directors since January 19, 2015. Ms. Jiang has served as the Chief Operating Officer and Chair of the Company since September 2015. Ms. Jiang co-founded Taizhou Fuling Plastics Co., Ltd. (“Taizhou Fuling”) in October of 1992 with her husband, Mr. Xinfu Hu, our CEO, and serves as the legal representative and the Chair. Ms. Jiang co-founded Zhejiang Great Plastics Technology Co., Ltd. (“Great Plastics”) in March 2010 with Mr. Xinfu Hu and Ms. Sujuan Zhu, and serves as the legal representative, the general manager and a director. Ms. Jiang owns 50% of Wenling Fulin Plastic Products Co. Ltd. Ms. Jiang previously owned 95% of Zhejiang Special Plastics Technology Co., Ltd. (“Special Plastics”) from September 2006 through 2015 and acts as a supervisor. Ms. Jiang is the general manager and a shareholder of Wenling Wantong Investment Co., Ltd. Ms. Jiang has been certified by Zhejiang Province as a senior economist in 2012. This qualification certifies her qualification and experience in business management, and understanding of the global economic marketplace in which we operate and shows that she has passed certain qualification tests in business field. Currently Ms. Jiang is Deputy Chair of the China Plastics Processing Industry Association, Deputy Chair of the Zhejiang Female Entrepreneur Association, and Chair of the Wenling Plastics Association. Ms. Jiang has acted as a representative of the local People’s Congress several times, most recently, in March 2017. Ms. Jiang has received an award as an Outstanding Female in China, as a Top 10 Outstanding Female in Zhejiang, and as an Excellent Entrepreneur in Taizhou and Wenling. Ms. Jiang received her associate degree in accounting from China University of Geosciences in 2006.

Ms. Jiang is nominated to serve another term as a director because of her more than twenty years of experience in our industry, and leadership at the national level.

Ms. Sujuan Zhu

Age — 46
Director since 2015

Ms. Zhu has been a member of our board of directors since January 19, 2015. She co-founded Taizhou Fuling in October 1992, is a director and has worked in its financial department. Ms. Zhu also co-founded Great Plastics in March 2010. Ms. Zhu is also a director and the general manager of Wenling Hongkun Investment Co., Ltd.

Ms. Zhu is nominated to serve another term as a director because of her more than twenty years of experience advising and assisting our company on finance and management as it has grown.

Mr. Jian Cao

Independent Director

Age — 66
Director since 2015

Mr. Cao has been an independent member of our board of directors since July 2015. Mr. Cao has been the Executive Vice President at the China Plastics Processing Industry Association since May 1995 and legal representative since May 2011. In this capacity, Mr. Cao manages the daily operations of the association. Mr. Cao has helped the Association participate in the development of the national standards applicable to the plastics industry. Prior to working with the China Plastics Processing Industry Association, Mr. Cao served a plastic industry association in Liaoning Province, including as general manager, since 1978. Since August 2013, Mr. Cao has also served as a director at Xinjiang Tianye Water Saving Irrigation System Company Limited, a public company in China. Mr. Cao is also a director at Jiangsu Cenmen Equipment Co., Ltd., another public company in China. Mr. Cao has also been a director at the China Light Industry Federation since May 2012. Since May 2013, Mr. Cao has been chief of the national standardization technical committee for the plastics industry. Mr. Cao earned his bachelor degree in October 1978 from Dalian University of Technology.

Mr. Cao is nominated to serve another term as a director because of his knowledge of our industry, with 38 years’ experience in the plastics industry.

Mr. Hong (Simon) He

Independent Director

Age — 48
Director since 2015

Mr. He has been an independent member of our board of directors since July 2015. Since August 2014, Mr. He has been the finance director of SciClone Pharmaceuticals, Inc., which is a Nasdaq-listed company with main operations in China. He manages corporate financial analysis, SEC reporting and SOX compliance. Mr. He was Vice President of Finance and the controller of Augmedix, Inc. from January 2014 to June 2014, where he developed financial accounting and reporting process in compliance with U.S. GAAP. From October 2011 to December 2013, Mr. He was the Vice President of Finance at Baidu Leho.com, which is backed by Baidu, a Nasdaq-listed company. He established financial accounting infrastructure and ensured the financial statements were prepared in line with the U.S. GAAP. From March 2010 to October 2011, Mr. He was the CFO of Sunity Online Entertainment Ltd., a pre-IPO company. He coordinated the IPO application for Nasdaq listing and ensured the U.S. GAAP compliance for its financial statements. Mr. He is a U.S. Certified Management Accountant and a China Certified Public Accountant. Mr. He earned his Bachelor of Science degree in accounting from Beijing University of Technology in July 1992 and his MBA degree from University of Chicago Booth School of Business in December 2006.

Mr. He is nominated to serve another term as a director because of his rich accounting and finance experience.

Mr. Donald T. Cunningham, Jr.

Independent Director

Age — 51

Mr. Cunningham has been the president and CEO of the Lehigh Valley Economic Development Corporation since July 2012. Lehigh Valley is a two-county region in eastern Pennsylvania consisting of 62 distinct municipalities and three cities including Allentown where our U.S. factory is located. In his capacity, Mr. Cunningham leads the Lehigh Valley Economic Development Corporation as an organization charged with marketing the Lehigh Valley and its three central cities of Allentown, Bethlehem and Easton and helping businesses to grow and locate in the Lehigh Valley. From January 2006 to July 2012, Mr. Cunningham was the elected Executive of Lehigh County, when he restructured the county’s economic development operations to make economic growth and community regionalization. Mr. Cunningham earned his Bachelor of Arts degree in Journalism with a minor in Government in 1987 from Shippensburg University and a Master of Arts in Political Science from Villanova University in 1991.

Mr. Cunningham is nominated to serve another term as a director because of his 23 years of experience working for or leading companies, institutions and governments in the region and Pennsylvania.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Board Leadership Structure

Ms. Guilan Jiang serves as the Chair of the Board of Directors. In addition, she has served as our Chief Operation Officer since September 2015. As a smaller public company, we believe it is in the company’s best interest to allow the company to benefit from guidance from key members of management in a variety of capacities. We do not have a lead independent director, and we do not anticipate having a lead independent director because we will encourage our independent directors to freely voice their opinions on a relatively small company board. We believe this leadership structure is appropriate because we are a relatively small public company.

Risk Oversight

Our board of directors plays a key role in our risk oversight. The board of directors makes all relevant Company decisions. As a smaller company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF THE
NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF FRIEDMAN LLP
(ITEM 2 ON THE PROXY CARD)

What am I voting on?

A proposal to ratify the appointment of Friedman LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017. The Audit Committee of the Board of Directors has appointed Friedman LLP to serve as the Company’s fiscal 2017 independent registered public accounting firm.

Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?

No. Friedman LLP served as the Company’s independent registered public accountant for the year ended December 31, 2016 and 2015.

What services does Friedman LLP provide?

Audit services provided by Friedman LLP for fiscal 2017 include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC. In addition, Friedman LLP provides certain services relating to the Company’s quarterly reports.

Will a representative of Friedman LLP be present at the meeting?

We expect that one or more representatives of Friedman LLP will be present at the meeting. If the representatives are present, they will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.

What if this proposal is not approved?

If the appointment of Friedman LLP is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.

WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF
FRIEDMAN LLP AS THE COMPANY’S FISCAL 2017 INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION

What if a nominee is unwilling or unable to serve?

Each nominee listed in the Proxy Statement has agreed to serve as director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.

How are directors compensated?

Employee directors do not receive any compensation for their services. According to the engagement letters, current non-employee directors are entitled to receive annual board fee of $30,000 for current term. Mr. He and Mr. Cao are also entitled to receive 4,000 shares (stock equal to $20,000 per year, based on the per-share price of the Company’s initial public offering). In addition, each non-employee director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director.

How does the Board determine which directors are independent?

The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).

What role does the Nominating/Corporate Governance Committee play in selecting nominees to the Board of Directors?

Two of the primary purposes of the Board’s Nominating/Corporate Governance Committee are (i) to develop and implement policies and procedures that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its shareholders and (ii) to identify individuals qualified to become members of the Board of Directors and to recommend to the Board of Directors the director nominees for the annual meeting of shareholders. The Nominating/Corporate Governance Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Nominating/Corporate Governance Committee’s charter is available on the Company’s Investor Relations website at http://ir.fulingglobal.com and in print upon request.

Are the members of the Nominating/Corporate Governance Committee independent?

Yes. All members of the Nominating/Corporate Governance Committee have been determined to be independent by the Board of Directors.

How does the Nominating/Corporate Governance Committee identify and evaluate nominees for director?

The Nominating/Corporate Governance Committee considers candidates for nomination to the Board of Directors from a number of sources. Four of current members of the Board of Directors are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating/Corporate Governance Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting.

The Nominating/Corporate Governance Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The Nominating/Corporate Governance Committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees. However, the Nominating/Corporate Governance Committee does consider diversity of opinion and experience when nominating directors.

What are the minimum qualifications required to serve on the Company’s Board of Directors?

All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating/Corporate Governance Committee:

●	A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

●	A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

●	A director must have a record of professional accomplishment in his or her chosen field; and

●	A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nominating/Corporate Governance Committee consider?

The Nominating/Corporate Governance Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.

How may shareholders communicate with the members of the Board of Directors?

Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical conduct, may do so by writing to the directors at the following address:

Name of Director or Directors
c/o Secretary
Fuling Global Inc.
Southeast Industrial Zone, Songmen Town

Wenling, Zhejiang Province

People’s Republic of China 317511

Does the Company have a Code of Business Conduct and Ethics?

The Company has adopted a Code of Business Conduct and Ethics, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Conduct and Ethics is available on the Company’s Investor Relations web site at http://ir.fulingglobal.com and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Conduct and Ethics (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in fiscal 2016?

Our Board did not hold meetings and acted twice by unanimous written consent in connection with matters related to the fiscal year ended December 31, 2016. Our Board has an Audit Committee, a Compensation Committee and a Nominating/Corporate Governance Committee. The Audit Committee held two meetings and did not act by unanimous written consent during the fiscal year ended December 31, 2016. The Compensation Committee did not hold meetings and did not act by unanimous written consent during the fiscal year ended December 31, 2016. The Nominating/Corporate Governance Committee did not hold meetings and did not act by unanimous written consent during the fiscal year ended December 31, 2016. The Board invites, but does not require, directors to attend the annual meeting of shareholders.

What are the committees of the Board?

During fiscal 2016, the Board of Directors had standing Audit, Nominating/Corporate Governance, and Compensation Committees. Current members of each of the Committees and their principal functions are shown below.

Compensation Committee

The members of the Compensation Committee as of December 31, 2016 were:

Jian Cao, Chairman

Hong (Simon) He

Donald T. Cunningham, Jr.

The Compensation Committee’s charter is available on the Company’s investor relations website at http://ir.fulingglobal.com/ and in print upon request. The Compensation Committee’s principal responsibilities include:

●	Making recommendations to the Board of Directors concerning executive management organization matters generally;

●	In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors of the Company, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers; provided, however, that the Committee shall have full decision-making powers with respect to compensation for executive officers to the extent such compensation is intended to be performance-based compensation within the meaning of Section 162(m) of the Internal Revenue Code;

●	Making recommendations to the Board of Directors regarding all contracts of the Company with any officer for remuneration and benefits after termination of regular employment of such officer;

●	Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

●	Administering the Company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Audit Committee

The members of the Audit Committee as of December 31, 2016 were:

Hong (Simon) He, Chairman

Donald T. Cunningham, Jr.

Jian Cao

The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of the Company’s financial statements and the independence of its external auditors. The Company believes that each of the members of the Audit Committee is “independent” and that Mr. Hong (Simon) He qualified as “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:

●	Review and recommend to the directors the independent auditors to be selected to audit the financial statement of the Company;

●	Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

●	Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company. The Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

●	Review the internal accounting function of the Company, the proposed audit plans for the coming year and the coordination of such plans with the Company’s independent auditors;

●	Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

●	Provide sufficient opportunity for the independent auditors to meet with the members of the Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

●	Review accounting and financial human resources and succession planning within the Company;

●	Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and

●	Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters. The Audit Committee charter is available at http://ir.fulingglobal.com.

Nominating/Corporate Governance Committee

The members of the Nominating/Corporate Governance Committee are:

Donald T. Cunningham, Jr., Chairman

Hong (Simon) He

Jian Cao

All members of the Nominating/Corporate Governance Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Nominating/Corporate Governance Committee undertakes to:

●	Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the Company;

●	Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;

●	Oversee the process of evaluation of the performance of the Company’s Board of Directors and committees;

●	Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;

●	Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and

●	Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, c/o Secretary, Fuling Global Inc., Southeast Industrial Zone, Songmen Town, Wenling, Zhejiang Province, People’s Republic of China 317511. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

MANAGEMENT — BUSINESS HISTORY OF DIRECTORS AND EXECUTIVE OFFICERS

For information as to the business history of Guilan Jiang, our Chief Operation Officer and Chair of the Board, and Sujuan Zhu, Jian Cao, Hong (Simon) He and Mr. Donald T. Cunningham, Jr., see the section “Proposal One: Election of Directors” in this Proxy Statement.

Mr. Xinfu Hu

Age — 56
Chief Executive Officer since 2015

Mr. Hu has served as the Chief Executive Officer of the Company since September 2015. Mr. Hu co-founded Taizhou Fuling in October of 1992 with his wife, Ms. Guilan Jiang, and serves as the general manager. Mr. Hu co-founded Great Plastics in March 2010 with his wife, Ms. Guilan Jiang, and Ms. Sujuan Zhu and has served as a supervisor. Mr. Hu is also the legal representative, the general manager and a director of Wenling Yuanheng Real Estate Development Co., Ltd. Mr. Hu is a shareholder of Sanmen Decoration City Market Development Co., Ltd and Hangzhou YaJiu Investment Co., Ltd. Mr. Hu has been certified by Zhejiang Province as a senior economist in 2013. This qualification certifies his qualification and experience in business management, and understanding of the global economic marketplace in which we operate and shows that he has passed certain qualification tests in business field. Mr. Hu is also an engineer. Currently Mr. Hu is Deputy Chair of the China Chamber of Commerce for Import and Export of Light Industrial Products and Arts and Crafts, and a member of Committee of the People’s Political Consultative Conference of Sanmen County. Mr. Hu received his associate degree in business management from Southwest University of Science and Technology in 2006.

Mr. Gilbert Lee

Age — 59
Chief Financial Officer since 2015

Mr. Lee has been our Chief Financial Officer since August 2015. Mr. Lee was the Vice President of Operations of Fuling Plastic USA, Inc., one of the Company’s subsidiaries, from May 2015 to August 2015. Prior to joining our company, from October 2013 through May 2015, Mr. Lee was Vice President of Business Development and prior to that, from August 2011 to October 2013, the U.S. based Chief Financial Officer at Tanke Biosciences Corporation, a Chinese manufacturer listed on OTCQB, where he was responsible for SEC reporting, investor relations, capital-raising, GAAP conversion, annual audits, and corporate finance. From 2010 through 2011, Mr. Lee was the Finance Executive in Planning & Analysis for Dimensional Merchandising Inc., at which he developed strategies to turn around sales and profit, and oversaw accounting and payroll functions. Mr. Lee also held various executive positions in finance, marketing, and business analysis at a Paris CAC 40 company and a NYSE listed company. Mr. Lee is a CPA and a CMA. Mr. Lee earned his MBA from University of Texas at Austin in 1995, his MPA (Master of Professional Accounting) from University of Texas at Arlington in 1987 and his BBA (Bachelor of Business Administration) in Marketing from University of Texas at Arlington in 1982.

EMPLOYMENT AGREEMENTS WITH THE COMPANY’S NAMED EXECUTIVE OFFICERS

Our employment agreements with our executive officers generally provide for a salary to be paid monthly. The agreements also provide that executive officers are to work full time for our company and are entitled to all legal holidays as well as other paid leave. In addition, our employment agreements with our executive officers prevent them from rendering services for our competitors for so long as they are employed.

Other than the salary, bonuses, equity grants and necessary benefits required by the government, we currently do not provide other benefits to the officers. Our executive officers are not entitled to severance payments upon the termination of their employment agreement or following a change in control. We are not aware of any arrangement that may at a subsequent date, result in a change of control of our company.

Guilan Jiang

We entered into an employment agreement with our Chief Operating Officer and Chair, Ms. Guilan Jiang, effective September 12, 2015. Under the terms of Ms. Jiang’s employment, she is entitled to base compensation of $100,000 per year.

Ms. Jiang’s employment has no expiration date but may be terminated immediately for cause or at any time by either party upon presentation of 30 days’ prior notice in the event she is unable to perform assigned tasks or the parties are unable to agree to changes to her employment agreement.

Xinfu Hu

We entered into an employment agreement with our Chief Executive Officer, Mr. Xinfu Hu, effective September 12, 2015. Under the terms of Mr. Hu’s employment, he is entitled to base compensation of $100,000 per year.

Mr. Hu’s employment has no expiration date but may be terminated immediately for cause or at any time by either party upon presentation of 30 days’ prior notice in the event he is unable to perform assigned tasks or the parties are unable to agree to changes to his employment agreement.

Gilbert Lee

We entered into an employment agreement with our Chief Financial Officer, Mr. Lee, effective August 17, 2015. Under the terms of Mr. Lee’s employment, he is entitled to the following:

●	Base compensation of $120,000 per year;

●	An incentive grant equal to one-half percent (0.5%) of the final outstanding shares after the Company’s initial public offering; twenty percent (20%) of such shares will be granted upon the conclusion of the initial public offering of the Company and each anniversary of the conclusion of the initial public offering of the Company, until all such shares have been issued, provided Mr. Lee remains employed with us at such time.

Mr. Lee’s employment has no expiration date but may be terminated immediately for cause or at any time by either party upon presentation of 30 days’ prior notice in the event he is unable to perform assigned tasks or the parties are unable to agree to changes to his employment agreement.

Compensation of Directors and Executive Officers

In 2016, we paid an aggregate of approximately $163,878 in cash as salaries and fees to our senior executives, officers and directors named in this annual report, and granted an aggregate of 23,705 Ordinary Shares to our directors and executive officers. We do not separately set aside any amounts for pensions, retirement or other benefits for our executive officers, other than pursuant to relevant statutory requirements.

Incentive Securities Pool

The Company has established a pool for shares and share options for its employees. As of the date of this proxy statement, this pool contain shares and options to purchase 1,570,509 of our Ordinary Shares, equal to 10% of the number of Ordinary Shares outstanding at the conclusion of the Company’s initial public offering. Subject to approval by the Compensation Committee of our board of directors, we may grant options in any percentage determined for a particular grant. We may grant the award of options to existing employees, officers and consultants. We may also grant the award of restricted stock as a hiring incentive to employees, officers and directors and to non-employee directors on an ongoing basis.

Any options granted will vest at a rate of 20% per year for five years and have a per share exercise price equal to the fair market value of one of our ordinary shares on the date of grant. We expect to grant shares and/or options under this pool to certain employees. We have not yet determined the recipients of any such grants of options. Under this pool, we have granted 31,410 shares to our Chief Financial Officer, Gilbert Lee, and 8,000 shares to each of Jian Cao and Hong (Simon) He, our independent directors.

Board of Directors and Board Committees

Our board of directors currently consists of five (5) directors. Our executive officers are elected by, and serve at the discretion of, our board of directors. Our Chief Operating Officer and Chair of our board of directors, Guilan Jiang is married to the Chief Executive Officer, Xinfu Hu. Sujuan Zhu, one of our board directors, is Guilan Jiang’s sister-in-law. Other than these relationships, there are no familial relationships among any members of the executive officers.

Duties of Directors

Under Cayman Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. The directors of a company occupy a fiduciary relationship to the Company, which means that they owe heightened duties of good faith and responsibility. Our directors have a duty to exercise the care, skill and diligence that would be exercised by a reasonably diligent person having the general knowledge, skill and experience reasonably to be expected of a person acting as a director and must exercise the knowledge, skill and experience which they actually possess. In fulfilling their duty of care to us, our directors must ensure compliance with our First Amended and Restated Memorandum and Articles of Association. We have the right to seek damages if a duty owed by our directors is breached.

Interested Transactions

A director may vote, attend a board meeting or, presuming that the director is an officer and that it has been approved, sign a document on our behalf with respect to any contract or transaction in which he or she is interested. We require directors to promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

Remuneration and Borrowing

The directors may receive such remuneration as our board of directors may determine or change from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Qualification

A majority of our board of directors is required to be independent. There are no membership qualifications for directors. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated.

Director Compensation

All directors hold office until the next annual meeting of shareholders at which they are re-elected or until their successors have been duly elected and qualified. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive such remuneration as our board of directors may determine or change from time to time for serving as directors and may receive incentive option or share grants from the Company. In addition, each non-employee director is entitled to be repaid or prepaid all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director.

Limitation of Director and Officer Liability

Under Cayman Islands law, each of our directors and officers, in performing his or her functions, is required to act honestly and in good faith with a view to our best interests and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.

Under our First Amended and Restated Memorandum and Articles of Association, we may indemnify our directors, officers and liquidators against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred in connection with civil, criminal, administrative or investigative proceedings to which they are party or are threatened to be made a party by reason of their acting as our director, officer or liquidator. To be entitled to indemnification, these persons must have acted honestly and in good faith with a view to the best interest of the company and, in the case of criminal proceedings, they must have had no reasonable cause to believe their conduct was unlawful. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission. These provisions will not limit the liability of directors under United States federal securities laws.

The decision of our board of directors as to whether the director acted honestly and in good faith with a view to our best interests and as to whether the director had no reasonable cause to believe that his or her conduct was unlawful, is in the absence of fraud sufficient for the purposes of indemnification, unless a question of law is involved. The termination of any proceedings by any judgment, order, settlement, conviction or the entry of no plea does not, by itself, create a presumption that a director did not act honestly and in good faith and with a view to our best interests or that the director had reasonable cause to believe that his or her conduct was unlawful. If a director to be indemnified has been successful in defense of any proceedings referred to above, the director is entitled to be indemnified against all expenses, including legal fees, and against all judgments, fines and amounts paid in settlement and reasonably incurred by the director or officer in connection with the proceedings.

We may purchase and maintain insurance in relation to any of our directors or officers against any liability asserted against the directors or officers and incurred by the directors or officers in that capacity, whether or not we have or would have had the power to indemnify the directors or officers against the liability as provided in our First Amended and Restated Memorandum and Articles of Association.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted for our directors, officers or persons controlling our company under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Related Party Transactions,” our directors and officers have not been involved in any transactions with us or any of our affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Material Changes in Manner of Recommending Board Nominees

There were no material changes in the manner of recommending board nominees to our Board in the fiscal year 2016.

Audit Committee

The Board of Directors maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Stock Market Rule 4200(a)(15). The Company has an audit committee, consisting solely of independent directors of the Company; Hong (Simon) He, Donald T. Cunningham, Jr., and Jian Cao were the audit committee members as of December 31, 2016, and Hong (Simon) He qualified as the audit committee financial expert during fiscal year 2016. The Company’s audit committee charter is available on the Company’s investor relations website, http://ir.fulingglobal.com/.

Related Party Transactions

Since the beginning of fiscal 2012, we have had transactions with Special Plastics, a PRC company that was previously 95% owned by our Chief Operating Officer and Chair, Ms. Guilan Jiang, and 5% owned by Mr. Qian Hu, a shareholder of the Company and Ms. Jiang’s and Mr. Xinfu Hu’s son. Mr. Qian Hu currently owns 100% of Special Plastics. Special Plastics has established an advanced testing center that has been certified by China’s National Accreditation Service for Conformity Assessment. Special Plastics mainly provides some pre-delivery product testing for our products in addition to the testing we conduct ourselves. Special Plastics currently provides these services without additional charge to us. We estimate that we would pay approximately $10,000 per year for these services if Special Plastics did not provide such services, and we do not anticipate that we would encounter any difficulty obtaining such services from a third party. None of Ms. Jiang, Mr. Qian Hu or Special Plastics receives any material benefit from third parties for providing these testing services.

Since our products are exported, it is important to ensure that our products conform to standards in the different countries where they are sold. Special Plastics’ facility is equipped with industry leading testing equipment and experts. The facility includes low-high temperature test chambers, automatic density apparatus, automatic colorimeter, electronic balance, melt flow rate tester, Charpy impact strength testing machine and ATP fluorescence detector.

We rent space from Special Plastics and paid Special Plastics $55,484 during the year ended December 31, 2016 for rental of a factory building in China.

In addition, during the normal course of business, Special Plastics, some of our principal shareholders and our officers have guaranteed our bank loans. As of December 31, 2016, $7.5 million of bank loans were guaranteed by related parties.

Future Related Party Transactions

Our Nominating/Corporate Governance Committee of our board of directors (which consists solely of independent directors) have approved all related party transactions. All material related party transactions are made or entered into on terms that are no less favorable to us than can be obtained from unaffiliated third parties.

AUDIT COMMITTEE REPORT AND FEES PAID TO
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Who served on the Audit Committee of the Board of Directors during fiscal year 2016?

The members of the Audit Committee as of December 31, 2016 were Hong (Simon) He, Donald T. Cunningham, Jr., and Jian Cao. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The Board of Directors determined that Hong (Simon) He, who was independent director, was “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.

What document governs the activities of the Audit Committee?

The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s investor relations website at http://ir.fulingglobal.com/.

How does the Audit Committee conduct its meetings?

During fiscal 2016, the Audit Committee convened its meetings with the senior management over two conference calls during which financial and regulatory issues were discussed. Over the course of the year, the Audit Committee held private interviews with representatives of the Company’s independent registered public accounting firm.

Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?

The Audit Committee reviews the Company’s annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s periodic reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.

What is the role of the Audit Committee in connection with the financial statements and controls of the Company?

Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Committee under its charter. The Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.

What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2016?

The Audit Committee has:

●	reviewed and discussed the audited financial statements with the Company’s management; and

●	discussed with Friedman LLP, the Company’s independent registered public accounting firm for the 2016 fiscal year, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?

The Audit Committee has received from Friedman LLP the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with Friedman LLP its independence. The Audit Committee has concluded that Friedman LLP is independent from the Company and its management.

Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2016?

Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal 2016.

Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2016?

The Audit Committee has reviewed and discussed the fees paid to Friedman LLP during 2016 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” Although we did not pay Friedman LLP for non-audit services in fiscal 2016 and 2015, the Audit Committee has determined that the provision of non-audit services is compatible with the independence of Friedman LLP.

What is the Company’s policy regarding the retention of the Company’s auditors?

The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.

Who prepared this report?

This report has been furnished by the members of the Audit Committee:

Hong (Simon) He, Donald T. Cunningham, Jr., and Jian Cao

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Fees

During fiscal 2016 and 2015, Friedman LLP’s fees for the annual audit of our financial statements and the quarterly reviews of the financial statements were $201,000 and $211,000, respectively.

Audit-Related Fees

The Company has not paid Friedman LLP for audit-related services in fiscal 2016 and 2015.

Tax Fees 5

The Company has not paid Friedman LLP for tax services in fiscal 2016 and 2015.

All Other Fees

The Company has not paid Friedman LLP for any other services in fiscal 2016 and 2015.

Audit Committee Pre-Approval Policies

Before Friedman LLP was engaged by the Company to render services, the engagement was approved by the Company’s Audit Committee. All services rendered by Friedman LLP have been so approved.

Percentage of Hours

The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2016 that were attributed to work performed by persons other than Friedman LLP’s full-time permanent employees was less than 50%.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information with respect to beneficial ownership of our ordinary shares as of October 20, 2017 by:

●	Each person who is known by us to beneficially own 5% or more of our outstanding Ordinary Shares;

●	Each of our directors and named executive officers; and

●	All directors and named executive officers as a group.

The number and percentage of Ordinary Shares beneficially owned are based on 15,732,795 Ordinary Shares outstanding as of October 20, 2017. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of October 20, 2017 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of our Company at Southeast Industrial Zone, Songmen Town, Wenling, Zhejiang Province, People’s Republic of China 317511. As of October 20, 2017, we had 105 shareholders of record.

Ordinary Shares beneficially owned(1)

	Number	Percent
Directors and Senior Management:
Guilan Jiang(2)	5,541,668	35.2%
Xinfu Hu(2)	0	-
Gilbert Lee	31,410	*
Jian Cao	8,000	*
Hong (Simon) He	8,000	*
Donald T. Cunningham, Jr.	0	-
Sujuan Zhu(3)	2,216,667	14.1%
All directors and executive officers as a group (seven (7) persons)	7,805,745	49.49%
5% or greater Beneficial Owners:
Qian Hu(2)	1,202,504	7.6%
Xinzhong Wang	1,166,783	7.4%
Jinxue Jiang(3)	1,175,890	7.5%

* Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Ordinary Shares.

(2)	Ms. Jiang and Mr. Xinfu Hu are married, and Mr. Qian Hu is their adult son. Ms. Jiang holds her shares through Silver Trillion Investments Limited, a British Virgin Islands company which she owns and controls and may be deemed to hold beneficial ownership of such shares. Mr. Qian Hu holds 94,171 shares by himself and 1,108,333 shares through Zheng Hui Investments Limited, a British Virgin Islands company which he owns and controls and may be deemed to hold beneficial ownership of such shares.

Mr. Xinfu Hu does not, directly or indirectly, exercise or share voting or investment power of any shares held by Mr. Qian Hu, Silver Trillion Investments Limited or Zheng Hui Investments Limited and disclaims beneficial ownership of such shares. Mr. Qian Hu does not, directly or indirectly, exercise or share voting or investment power of any shares held by Silver Trillion Investments Limited and disclaims beneficial ownership of such shares. Ms. Jiang does not, directly or indirectly, exercise or share voting or investment power of any shares held by Mr. Qian Hu or Zheng Hui Investments Limited and disclaims beneficial ownership of such shares.

(3)	Ms. Zhu is the mother of Mr. Jinxue Jiang. Ms. Zhu holds her shares through Celestial Sun Holding Limited, a British Virgin Islands company and may be deemed to share beneficial ownership of such shares. Mr. Jiang holds 67,557 shares by himself and 1,108,333 shares through Tengyu International Limited, a British Virgin Islands company and may be deemed to hold beneficial ownership of such shares.

Ms. Zhu does not, directly or indirectly, exercise or share voting or investment power of any shares held by Mr. Jiang or Tengyu International Limited and disclaims beneficial ownership of such shares. Mr. Jiang does not, directly or indirectly, exercise or share voting or investment power of any shares held by Celestial Sun Holding Limited and disclaims beneficial ownership of such shares.

GENERAL

Compensation Committee Interlocks and Insider Participation

None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended December 31, 2016 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.

Compliance with Section 16(a) Beneficial Ownership Reporting Requirements

We are a foreign private issuer and, as a result, our directors and executive officers will not be required to report equity holdings under Section 16 of the Exchange Act and will not be subject to the insider short-swing profit disclosure and recovery regime. However, our shareholders who are subject to lock-up agreements have agreed during the period of two years after the completion of our initial public offering (“Voluntary Reporting Period”) to provide information about any sales of our stock completed by such individuals so that we can file such information using a Form 6-K, as we would be required to file if we were subject to Section 16. The trading information will be the same information required when insiders in U.S. public companies sell stock. We have similarly committed, during the Voluntary Reporting Period, to file such information on Form 6-K at the same time such information would be filed for U.S. public companies. Based solely on a review of the copies of these reports furnished to the Company or written representations that no other reports were required, we believe that all reports were timely made.

Availability of Form 20-F to Shareholders

Rules promulgated by the SEC require us to provide an Annual Report to Shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, Fuling Global Inc., 6690 Grant Way, Allentown, PA 18106, or via the Internet at http://ir.fulingglobal.com/AGM.

Other Proposed Actions

If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.

Solicitation by Board; Expenses of Solicitation

Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

VOTE ON INTERNET

Go to http://www.vstocktransfer.com/proxy and log-on using the below control number.

CONTROL #

VOTE BY EMAIL

Mark, sign and date your proxy card and email it to vote@vstocktransfer.com.

* SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999-9999	VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE BY FAX

Mark, sign and date your proxy card and fax it to 1-646-536-3179.

VOTE IN PERSON

If you would like to vote in person, please attend the Annual Meeting to be held on December 3, 2016 at 10:00 am EST.

Please Vote, Sign, Date and Return Promptly. All votes must be received by 11:59 P.M. EST, November 30, 2017.

Annual Meeting Proxy Card - Fuling Global Inc. Ordinary Shares

▼      DETACH PROXY CARD HERE TO VOTE BY MAIL      ▼

The Board of Directors recommends that you vote FOR each director nominee:

(1)	To elect the nominees listed below to hold office until the 2017 Annual Meeting of Shareholders or until their respective successors are duly elected and qualified;

☐	FOR ALL NOMINEES LISTED BELOW	☐	WITHHOLD AUTHORITY TO VOTE FOR
	(except as marked to the contrary below)		ALL NOMINEES LISTED BELOW

INSTRUCTION:TO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE INDIVIDUAL NOMINEES STRIKE A LINE THROUGH THE NOMINEES' NAMES BELOW:

01 Guilan Jiang	02 Sujuan Zhu	03 Jian Cao

04 Hong (Simon) He	05 Donald T. Cunningham, Jr.

The Board of Directors recommends that you vote FOR the following item:

(2)	To ratify the appointment of Friedman LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2017.

☐ VOTE FOR	☐ VOTE AGAINST	☐ ABSTAIN

Date	Signature	Signature, if held jointly

To change the address on your account, please check the box at right and indicate your new address.	☐

* SPECIMEN *	AC:ACCT9999	90.00

FULING GLOBAL INC.

Annual Meeting of Shareholders

December 3, 2017

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders

To Be Held on December 3, 2017

The Notice & Proxy Statement and Annual Report on Form 20-F are available at:

http://ir.fulingglobal.com/AGM

FULING GLOBAL INC.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints Guilan Jiang and Gilbert Lee, with full power of substitution, as proxy to represent and vote all shares of Ordinary Shares, of Fuling Global Inc. (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on December 3, 2017 at 10:00 a.m. EST at 6690 Grant Way, Allentown, PA 18106, upon matters set forth in the Notice of 2017 Annual Meeting of Shareholders, a copy of which has been received by the undersigned. Each share of Ordinary Shares is entitled to one vote. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted FOR the listed nominees, FOR the ratification of Friedman LLP and, in the case of other matters that legally come before the meeting, as said proxy may deem advisable.

Please check here if you plan to attend the Annual Meeting of Shareholders on December 3, 2017 at 10:00 am. EST.  ☐

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Fuling Global Inc. in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.  ☐

Email Address: ________________________________________

(Continued and to be signed on Reverse Side)